



RECEIVED
2010 MAR 15 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 March 2010

10015360

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 1, 2010. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wan (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P1, 2010) - 1Mar10.DOC

dlw 3/16





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605


Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	01-Mar-2010 17:20:08
Announcement No.	00081

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 1, 2010
Description	Attached is the operating performance for the 6 weeks (Period 1) from 26 December 2009 to 5 February 2010.
Attachments	NOL_Operating_Performance_for_P1_2010.pdf Total size = **31K** (2048K size limit recommended)

Close Window

SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

1 March 2010

NOL's container shipping operating performance for the 6 weeks (Period 1) from 26 December 2009 to 5 February 2010 are as follows:

	Period 1, 2010	Period 1, 2009	% Change
Container Shipping			
a) Volume (FEU)	307,400	188,400	63
b) Average Revenue Per FEU (US$/FEU)	2,417	2,646	(9)

For the six weeks of P1 2010, container shipping volumes increased 63% while average revenue per FEU (Forty-foot Equivalent Unit) declined 9% over the same period last year. The improvement in volume was due to higher volumes lifted in all trade lanes and stronger pre-Chinese New Year shipments. Lower average revenue per FEU YoY was due to lower core freight rates, particularly on the Transpacific and changes in trade mix, partially offset by improvements in Asia Europe rates.

P1 2010 average revenue per FEU improved by 10% compared to P12 2009, due to increased freight rates on key trade lanes and the implementation of the Emergency Revenue Charge on the Transpacific on 15 January 2010.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 1, 2010)

